EXHIBIT 99.3

             Letter to Participants in the Plan

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           [UNION NATIONAL FINANCIAL CORPORATION]





May 27, 1997


To Participants In the Corporation's
Dividend Reinvestment Plan:

We are pleased to inform you that the Board of Directors has amended its Dividend Reinvestment Plan to permit additional voluntary cash payments to be made toward the purchase of shares of the Corporation's common stock. With the adoption of this amendment, the name of the Plan has been changed to the "Dividend Reinvestment and Stock Purchase Plan." As you know, the Plan is designed to allow you to use your cash dividends to purchase additional shares of the Corporation's common stock. The amendment to the Plan permits you to purchase additional shares, within certain limits, if you so desire, by submitting voluntary cash payments in conjunction with each dividend payment date. We enclose a prospectus containing additional descriptive information concerning the Plan, as revised. If you wish to submit a voluntary cash payment, please complete the enclosed Authorization Form and return the Form with your check. In the future, a payment form will accompany your statement of account.

We appreciate your continued ownership of the Corporation's common stock. Please write or telephone Charles Starr or me with any questions that you may have.

Sincerely,



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